February 28, 2012

Jessica Reece
(617) 235-4636
jessica.reece@ropesgray.com
Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, DC 20549
Attn: Brion Thompson, Esq.

Re:	Registration Statement on Form N-14 of Allianz Funds (the “Trust”) filed with the
U.S. Securities and Exchange Commission (the “Commission”) on January 24, 2012 (File No. 333-179077) (the “Registration Statement”)
Dear Mr. Thompson:
This letter responds to comments of the staff of the Commission (the “Staff”) provided orally by Mr. Brion Thompson on February 7, 2012 regarding the Registration Statement of the Trust relating to the proposed acquisition of the assets and liabilities of Allianz AGIC Target Fund (the “Acquired Fund”) by Allianz RCM Mid-Cap Value Fund (the “Acquiring Fund” and, together with the Acquired Fund, the “Funds”), each a series of the Trust, in exchange for shares of the Acquiring Fund (the “Merger”). For convenience of reference, the Staff’s comments have been summarized before each response.
General
1.	Comment: On the second page of the Prospectus/Proxy Statement, please revise the contact information for the Public Reference Section of the Commission to reflect the current zip code and telephone number.

Response: The Trust has included the revised contact information.

2.	Comment: In “Question 4” of Part A of the Prospectus/Proxy Statement, please revise the disclosure to highlight the differences in the Funds’ investment objectives, policies and restrictions.

Response: The Trust has revised the response to question 4 in the Prospectus/Proxy Statement to provide a more extensive narrative comparison of the similarities and differences between the Funds’ investment objectives, policies and restrictions.

3.	Comment: Please indicate whether there will be any “forced” repositioning of the Acquired Fund’s investment portfolio in connection with the Merger as a direct result of there being certain holdings of the Acquired Fund that would violate the Acquiring Fund’s policies or investment restrictions. If so, please identify the costs and tax consequences, if any, of such repositioning as appropriate through the Prospectus/Proxy Statement.

Response: The Trust confirms that the Acquired Fund does not intend to reposition its investment portfolio prior to the Merger, and so it is not anticipated that the Acquired Fund will incur any related costs. Following the Merger, it is possible that the portfolio manager of the Acquiring Fund may determine, after receiving the Acquired Fund’s holdings, to sell certain of those positions, and it is anticipated that the combined fund will be able to operate in compliance with its investment policies following the Merger.

4.	Comment: Please add disclosure to Part B of the Prospectus/Proxy Statement highlighting the differences, if any, between the risks of each Fund.

Response: The Trust has added the following narrative disclosure regarding a comparison of the risks of each Fund:
“As set forth below, to the extent the Funds have the same principal risks, the Funds describe those risks identically. To the extent the Funds’ principal risks differ, those differences are noted below. The RCM Mid-Cap Fund has two principal risks that are not shared by the AGIC Target Fund: Derivatives Risk and Leveraging Risk.”
5.	Comment: The Staff notes from the financial information provided in the Prospectus/Proxy Statement that the smaller of the two Funds, the RCM Mid-Cap Fund, is going to be the surviving Fund. In your response letter, please provide an analysis highlighting why this Fund is going to be the survivor, in light of the SEC Staff’s North American Security Trust No-Action Letter (pub. Avail. August 5, 1994) (the “NAST Letter”).

Response: The NAST Letter sets out several factors for consideration in determining which fund is the accounting survivor of a reorganization. As discussed in the excerpt provided below, asset size is only one factor:
“In determining whether a surviving fund, or a new fund resulting from a reorganization, may use the historical performance of one of several predecessor funds, funds should compare the attributes of the surviving or new fund and the predecessor funds to determine which predecessor fund, if any, the surviving or new fund most closely resembles. Among other factors, funds should compare the various funds’ investment advisers; investment objectives, policies, and restrictions; expense structures and expense ratios; asset size; and portfolio composition. These factors are substantially similar to the factors the staff considers in determining the accounting survivor of a business combination involving investment companies. We believe that, generally, the survivor of a business combination for accounting purposes, i.e., the fund whose financial statements are carried forward, will be the fund whose historical performance may be used by a new or surviving fund.”
The Trust believes that the fund, as combined following the Merger, (the “Combined Fund”) will most closely resemble the Acquiring Fund, and therefore the Acquiring Fund should be considered the surviving Fund of the Reorganization, for the following reasons:
•	The Combined Fund will have investment objectives, policies and restrictions identical to those of the Acquiring Fund. These investment objectives, policies and restrictions are substantially similar to those of the Acquired Fund, as discussed in the Prospectus/Proxy Statement; nevertheless, there are certain differences as compared with the Acquired Fund.

•	The Acquiring Fund will be the legal survivor and the Combined Fund will continue to use the Acquiring Fund’s name, “Allianz RCM Mid-Cap Fund.”

•	The portfolio composition of the Combined Fund will much more closely resemble that of the Acquiring Fund.

•	The total expense ratio of the Combined Fund, before taking into account voluntary reductions, to expected to be identical to that of the Acquiring Fund but 0.08% lower than that of the Acquired Fund.

•	Although the two predecessor Funds and the Combined Fund share the same investment adviser, the Combined Fund will have the same sub-adviser and portfolio management team as the Acquiring Fund.

•	The Acquiring Fund is smaller than the Acquired Fund ($61.4 million vs. $263.1 million, respectively, as of September 30, 2011). However, the Trust has determined that the smaller asset size of the Acquiring Fund is outweighed by the other factors set forth above that argue for the conclusion that the Acquiring Fund is the accounting survivor of the Merger.
6.	Comment: Please confirm that the Trust has filed a separate correspondence letter, signed by an individual with the authority to sign the Trust’s registration statement, providing an undertaking to file a tax opinion at the earliest convenience in a post-effective amendment to the N-14.

Response: The Trust confirms that it has made a separate correspondence filing addressing the noted undertaking.
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Tandy Representation
As requested, on behalf of the Trust, we acknowledge that: (i) the Commission is not foreclosed from taking any action with respect to this filing; (ii) the Commission’s staff’s review of this filing, under delegated authority, does not relieve the Trust from its full responsibility for the adequacy and accuracy of the disclosure in this filing; and (iii) the Trust will not assert the Commission’s staff’s review as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. As indicated in the Commission’s June 24, 2004 release regarding the public release of comment letters and responses, you are requesting such acknowledgements from all companies whose filings are being reviewed, and this request and these acknowledgements should not be construed as suggesting that there is an inquiry or investigation or other matter involving the Trust.
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Please do not hesitate to call me (at 617-235-4636) or George B. Raine (at 617-951-7556) if you have any questions or require additional information.
Kind regards,
Jessica Reece, Esq.

cc:	Brian S. Shlissel Thomas J. Fuccillo, Esq. Debra Rubano, Esq. David C. Sullivan, Esq. George B. Raine, Esq. Maureen Meredith, Esq.